EXHIBIT 19

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004

Net sales	$831,869	$684,037

Costs and expenses:
Cost of products sold	676,599	540,079
Selling, general, and administrative expenses	86,205	69,981
Research and development	5,848	5,060
Interest expense	8,438	2,600
Other costs (income), net	525	(3,785)
Minority interest in net income	1,330	75

Income before income taxes	52,924	70,027

Provision for income taxes	20,700	27,000

Net income	$32,224	$43,027

Basic earnings per share of common stock	$0.30	$0.40

Diluted earnings per share of common stock	$0.30	$0.40

Cash dividends paid per share of common stock	$0.18	$0.16

Weighted-average common shares outstanding	107,020	106,799

Weighted averaged common shares and common equivalent shares outstanding	108,411	107,531

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS – UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31, 2005	December 31, 2004
ASSETS
Cash	$130,707	$93,898
Accounts receivable, net	453,398	356,944
Inventories, net	450,501	387,414
Prepaid expenses	35,076	35,511
Total current assets	1,069,682	873,767

Property and equipment, net	1,084,987	938,574
Goodwill	576,270	442,181
Other intangible assets, net	117,125	65,396
Deferred charges and other assets	118,014	166,825
Total	811,409	674,402

TOTAL ASSETS	$2,966,078	$2,486,743

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$1,070	$912
Short-term borrowings	14,912	4,830
Accounts payable	329,403	277,989
Accrued salaries and wages	62,482	68,269
Accrued income and other taxes	45,499	23,143
Total current liabilities	453,366	375,143

Long-term debt, less current portion	841,879	533,886
Deferred taxes	183,387	173,872
Deferred credits and other liabilities	138,219	93,003
Total liabilities	1,616,851	1,175,904

Minority interest	26,380	2,973

Stockholders’ equity:

Common stock issued and outstanding (115,962,246 and 115,750,189 shares)	11,596	11,575
Capital in excess of par value	267,075	263,266
Retained income	1,264,665	1,251,695
Other comprehensive income	29,855	31,674
Common stock held in treasury at cost (8,803,061 and 8,803,061 shares)	(250,344)	(250,344)
Total stockholders’ equity	1,322,847	1,307,866

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,966,078	$2,486,743

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities
Net income	$32,224	$43,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,103	34,495
Minority interest in net income	1,330	75
Stock award compensation	4,122	3,817
Deferred income taxes	3,820	1,434
Income of unconsolidated affiliated company	(343)	(2,667)
(Gain) loss on sales of property and equipment	(100)	342
Restructuring related activities		(2,810)
Proceeds from cash flow hedge	6,079
Changes in working capital, net of effects of acquisitions	(57,577)	(18,853)
Net change in deferred charges and credits	393	3,419

Net cash provided by operating activities	30,051	62,279

Cash flows from investing activities
Additions to property and equipment	(43,777)	(34,112)
Business acquisitions, net of cash acquired	(222,411)
Proceeds from sales of property and equipment	511	287
Proceeds from sale of restructuring related assets		3,131
Increased investment in unconsolidated affiliated company		(7,065)

Net cash used in investing activities	(265,677)	(37,759)

Cash flows from financing activities
Change in long-term debt	294,442	(14,312)
Change in short-term debt	(3,950)	(392)
Cash dividends paid to stockholders	(19,254)	(17,089)
Stock incentive programs	1,316	293
Net cash provided (used) by financing activities	272,554	(31,500)
Effect of exchange rates on cash	(119)	621
Net increase (decrease) in cash	36,809	(6,359)
Cash balance at beginning of year	93,898	76,476
Cash balance at end of period	$130,707	$70,117

See accompanying notes to consolidated financial statements.

EXHIBIT 19 – FINANCIAL STATEMENTS – UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders Equity
Balance at December 31, 2002	$6,134	$248,206	$1,052,475	$(97,497)	$(250,344)	$958,974

Net income			147,145			147,145
Translation adjustment				59,237		59,237
Pension liability adjustment, net of tax effect $15,668				26,072		26,072
Total comprehensive income						232,454
Cash dividends paid on common stock $0.56 per share			(59,469)			(59,469)
Stock incentive programs and related tax effects (177,285 shares)	18	6,756				6,774
Issued 53,522,935 shares for two-for-one stock split	5,353	(5,353)				0

Balance at December 31, 2003	11,505	249,609	1,140,151	(12,188)	(250,344)	1,138,733

Net income			179,967			179,967
Translation adjustment				39,780		39,780
Pension liability adjustment, net of tax effect $(1,433)				(2,071)		(2,071)
Total comprehensive income						217,676
Cash dividends paid on common stock $0.64 per share			(68,423)			(68,423)
Recognition of cumulative translation adjustment related to divesture of investment in foreign entity				6,153		6,153
Stock incentive programs and related tax effects (705,082 shares)	70	13,657				13,727

Balance at December 31, 2004	11,575	263,266	1,251,695	31,674	$(250,344)	1,307,866

Net income for the first three months of 2005			32,224			32,224
Unrecognized gain on derivative, net of tax $2,371				3,708		3,708
Unrecognized gain reclassified to earnings				(22)		(22)
Translation adjustment for the first three months of 2005				(5,505)		(5,505)
Total comprehensive income*						30,405
Cash dividends paid on common stock $.18 per share			(19,254)			(19,254)
Stock incentive programs and related tax effects (212,057 shares)	21	3,809				3,830

Balance at March 31, 2005	$11,596	$267,075	$1,264,665	$29,855	$(250,344)	$1,322,847

* Total comprehensive income for the first quarter of 2004 was $44,977.

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2004.

Note 2 - Accounting for Stock-Based Compensation

As provided for in Statement of Financial Accounting Standards No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement No. 123)”, the Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share would have been adjusted to the pro forma amounts indicated below:

	For the Quarter Ended March 31,
(dollars in thousands, except per share amounts)	2005	2004
Net income - as reported	$32,224	$43,027
Add: Stock-based compensation expense included in net income, net of related tax effects	2,506	2,344
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(2,561)	(2,468)
Net income - pro forma	$32,169	$42,903

Basic earnings per share - as reported	$0.30	$0.40
Basic earnings per share - pro forma	$0.30	$0.40

Diluted earnings per share - as reported	$0.30	$0.40
Diluted earnings per share - pro forma	$0.30	$0.40

On December 15, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which will significantly change accounting practice with respect to employee stock options.  FAS 123R requires that the Company measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The Company will initially measure the cost of liability-based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the requisite service period will be recognized as compensation cost over that period.  In April 2005 the Securities and Exchange Commission delayed the effective date of SFAS 123R, and as a result the Company is required to adopt the provisions of this standard beginning January 1, 2006.  The Company expects that the impact of adopting this standard will be insignificant to the Company’s results of operation.

Note 3 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2003	399,885	50,708	450,593
Contribution of previously consolidated subsidiary to equity investment in Brazilian joint venture	(7,679)		(7,679)
Business acquisition	1,932		1,932
Goodwill allocated to business dispositions	(4,316)		(4,316)
Currency translation adjustment	1,651		1,651
Reported balance at December 31, 2004	$391,473	$50,708	$442,181

Business acquisitions	116,035		116,035
Goodwill associated with Itap Bemis Ltda. which is now consolidated	16,711		16,711
Currency translation adjustment	1,343		1,343
Reported balance at March 31, 2005	$525,562	$50,708	$576,270

The components of amortized intangible assets follow:

	March 31, 2005		December 31, 2004
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	$16,735	$(7,431)	$15,323	$(5,681)
Technology based	64,772	(11,888)	52,218	(10,845)
Marketing related	16,993	(2,612)	8,989	(2,189)
Customer based	44,481	(3,925)	10,547	(2,966)
Reported balance	$142,981	$(25,856)	$87,077	$(21,681)

Amortization expense for intangible assets during the first quarter of 2005 was $4.0 million.  Estimated amortization expense for the remainder of 2005 is $7.5 million; for 2006 and 2007 is $10.0 million each year; and $9.9 million for 2008, 2009 and 2010 each.

Note 4 – Acquisition of Dixie Toga S.A. and Rayton Packaging Inc.

On January 5, 2005, the Company acquired majority ownership of Dixie Toga S.A., headquartered in São Paulo, Brazil.  Dixie Toga recorded annual net sales in excess of $300 million in 2004.  In this transaction, the Company acquired substantially all of the outstanding voting common stock and 43 percent of the outstanding non-voting preferred stock of Dixie Toga for a total cash price of approximately $250 million, which was initially financed with commercial paper.  Dixie Toga is a leading packaging company in South America, specializing in flexible packaging, thermoformed and injection molded containers, laminated plastic tubes, printed labels, and printed folding cartons.  Dixie Toga employs over 3,000 people in South America and operates nine manufacturing plants in Brazil and two in Argentina.  The remaining non-voting preferred shares not acquired are traded publicly on the Brazilian Bovespa Exchange

The net cash purchase price of $219.9 million has been accounted for under the purchase method of accounting reflecting the provisions of SFAS Nos. 141 and 142 and includes the preliminary allocations as follows:  $151.8 million to tangible assets, $54.4 million to intangible assets, $101.7 million to liabilities assumed, and $115.4 million to tax deductible goodwill.  Intangible assets acquired had a weighted-average useful life of approximately 13 years and include $1.4 million for contract-based intangibles with a useful life of 1 year, $8.0 million for marketing related intangibles with a useful life of 10 years, $33.0 million for customer-based intangibles with a useful life of 15 years, and $12.0 million for technology-based intangibles with a useful life of 10 years.  The third-party valuation of certain tangible and intangible assets relating to the acquisition is not final; thus the purchase price allocation is subject to further refinement.  Results of operations from the date of acquisition are included in these financial statements.  Pro forma income statement results for the comparative first quarter 2004 period, as if this acquisition had occurred at the beginning of 2004, would have reflected net sales as $755.8, net income as $41.7, and earnings per share as $0.39.

The Company and Dixie Toga have operated a flexible packaging joint venture in Brazil since 1998.  This venture, known as Itap Bemis Ltda., represents about one-third of Dixie Toga’s annual net sales.  Prior to the acquisition the Company owned 45 percent of the joint venture and has accounted for it on an equity basis for the year 2004 and earlier.

On February 17, 2005, the Company acquired the assets of Rayton Packaging Inc., or Calgary, Alberta, Canada for a cash purchase price of $2.5 million.  The net cash purchase price has been accounted for under the purchase method of accounting reflecting the provisions of SFAS Nos. 141 and 142 and includes the preliminary allocations as follows:  $1.0 million to tangible assets, $0.8 million to intangible assets, and $0.7 million to goodwill.  Intangible assets acquired include $0.4 million for customer-based intangibles and $0.4 million for technology-based intangibles each with a useful life of 10 years.

Note 5 – Restructuring of Operations

The restructuring plan for the flexible packaging business segment is complete except for the disposal of the remaining two plants for which no gain or loss is expected.  The restructuring plan for the pressure sensitive materials business segment is complete except for the disposal of the remaining plant for which a small gain is expected to be realized.  First quarter 2005 employee severance payments of $0.039 million have reduced the remaining related accrual balance to $0.195 million at March 31, 2005.

Note 6 – Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and expectations disclosed in the Company’s 2004 Annual Report are expected to continue unchanged throughout 2005.

	For the Quarter Ended March 31,
	Pension Benefits		Other Benefits
(in thousands)	2005	2004	2005	2004
Service cost – benefits earned during the period	$5,180	$4,612	$449	$450
Interest cost on projected benefit obligation	7,257	7,098	307	324
Expected return on plan assets	(9,118)	(8,292)
Amortization of unrecognized transition obligation	82	102
Amortization of prior service cost	681	561	(13)	18
Recognized actuarial net (gain) or loss	2,483	1,870	33	24
Settlement gain (loss)	143
Net periodic pension (income) cost	$6,708	$5,951	$776	$816

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduced a prescription drug benefit under Medicare and, in certain circumstances, a federal subsidy to sponsors of retiree health care benefit plans.  The Company’s U.S. postretirement health care plan offers prescription drug benefits.  As of December 31, 2004, accumulated postretirement benefit obligation decreased by $1,230,000.  The effect of the Act on components of net periodic postretirement benefit cost for the quarter ended March 31, 2005, is as follows:

(in thousands)	March 31, 2005
Service cost – benefits earned during the year
Interest cost on accumulated postretirement benefit obligation	$(18)
Amortization of prior service cost
Recognized actuarial net (gain) or loss	(24)
Net periodic postretirement benefit cost	$(42)

Note 7 - Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

(in thousands)	March 31, 2005	December 31, 2004
Raw materials and supplies	$159,054	$136,379
Work in process and finished goods	307,672	264,312
Total inventories, gross	466,726	400,691

Less inventory reserves	(16,225)	(13,277)
Total inventories, net	$450,501	$387,414

Note 8 - Taxes Based on Income

The Company’s 2005 effective tax rate of 39.1% differs from the federal statutory rate of 35.0% primarily due to state and local income taxes.

Note 9 - Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2005	2004
Net Sales to Unaffiliated Customers:
Flexible Packaging	$688.2	$538.8
Pressure Sensitive Materials	143.8	145.3

Intersegment Sales:
Flexible Packaging	(0.1)	(0.1)
Pressure Sensitive Materials
Total	$831.9	$684.0

Operating Profit and Pretax Profit:
Flexible Packaging	$69.9	$73.6
Pressure Sensitive Materials	7.6	5.6
Total operating profit	77.5	79.2

General corporate expenses	(14.9)	(6.5)
Interest expense	(8.4)	(2.6)
Minority interest in net income	(1.3)	(0.1)
Income before income taxes	$52.9	$70.0

Identifiable Assets:
Flexible Packaging	$2,416.1	$1,797.5
Pressure Sensitive Materials	432.1	393.4
Total identifiable assets	2,848.2	2,190.9
Corporate assets	117.9	133.4
Total	$2,966.1	$2,324.3

Note 10 – Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Indiana Department of Environmental Management has issued a Notice of Violation to the Company regarding various permitting and air emissions violations at its Terre Haute, Indiana facility.  The Company is cooperating with the Indiana agency and is seeking to resolve all open issues raised by the Notice of Violation.  Any settlement or other resolution of these matters may include a penalty.  While the Company cannot reasonably estimate the amount of any such penalty, management believes that it would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Company is a potentially responsible party (PRP) in twelve superfund sites around the United States.  The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo.  The City has assessed a city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $40.0 million at the date the Company acquired Dixie Toga.  Dixie Toga challenged the assessments and ultimately litigated the issue.  A lower court decision in 2002 cancelled all of the assessments for 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  The City continues to assert the applicability of the city services tax and has issued assessments for the subsequent years 1996-2001.  The assessments for those years for tax and penalties (exclusive of interest) are estimated to be approximately $26.0 million.

Dixie Toga strongly disagrees with the City’s position.  The Company believes that Dixie Toga has a strong legal position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the results of operations and/or cash flows of the period in which the matter is resolved.

The Company first disclosed in a Form 8-K filed with the Securities and Exchange Commission on April 23, 2003, that the Department of Justice expected to initiate a criminal investigation into competitive practices in the labelstock industry and the Company further discussed the investigation and disclosed that it expected to receive a subpoena in its Form 10-Q filed for the quarter ended June 30, 2003.  In a Form 8-K filed with the Securities and Exchange Commission on August 15, 2003, the Company disclosed that it had received a subpoena from the U.S. Department of Justice in connection with the Department’s criminal investigation into competitive practices in the labelstock industry.  The Company has responded to the subpoena and will continue to cooperate fully with the requests of the U.S. Department of Justice.

The Company and its wholly-owned subsidiary, Morgan Adhesives Company, have been named as defendants in fourteen civil lawsuits.  Five of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  Judge Vanaskie entered an order which calls for discovery to be taken on the issues relating to class certification and briefing on plaintiffs’ motion for class certification to be completed in November 2005.  At this time, a discovery cut-off and a trial date have not been set.  The Company has also been named in four lawsuits filed in the California Superior Court in San Francisco.  Three of these lawsuits seek to represent a class of all California indirect purchasers of labelstock and each alleged a conspiracy to fix prices within the self-adhesive labelstock industry.  These three lawsuits have been consolidated. The fourth lawsuit seeks to represent a class of California direct purchasers of labelstock and alleges a conspiracy to fix prices within the self-adhesive labelstock industry. Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Ohio, seeking to represent a class of all Ohio indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company intends to vigorously defend these lawsuits.

In a Form 8-K filed with the Securities and Exchange Commission on May 25, 2004, the Company disclosed that representatives from the European Commission had commenced a search of business records and interviews of certain Company personnel at its self-adhesive labelstock operation in Soignies, Belgium to investigate possible violations of European competition law in connection with an investigation of potential anticompetitive activities in the European paper and forestry products sector.  The Company continues to cooperate fully with the European Commission.

Given the ongoing status of the U.S. Department of Justice investigation, the related class-action civil lawsuits, and the European Commission investigation, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 11 – Long-Term Debt

Debt consisted of the following at March 31,

(dollars in thousands)	2005	2004
Commercial paper payable through 2005 at an interest rate of 2.8%	$154,830	$160,380
Notes payable in 2012 at an interest rate of 4.875%	300,000
Notes payable in 2008 at an interest rate of 6.5%	250,000	250,000
Notes payable in 2005 at an interest rate of 6.7%	100,000	100,000
Interest rate swap agreement	7,950	14,943
Industrial revenue bond payable through 2012 at an interest rate of 2.2%	8,000	8,000
Debt of subsidiary company payable through 2009 at an interest rate of 6.5% to 13.8%	21,494	850
Obligations under capital leases	675	625

Total debt	842,949	534,798
Less current portion	1,070	912
Total long-term debt	$841,879	$533,886

The commercial paper has been classified as long-term debt, to the extent of available long-term backup credit agreements, in accordance with the Company’s intent and ability to refinance such obligations on a long-term basis.  The interest rate of commercial paper outstanding at March 31, 2005, was 2.8 percent.  The Company issued approximately $250.0 million of additional commercial paper in January 2005 to fund the acquisition of Dixie Toga S.A.  During March 2005, the Company issued long-term notes payable in 2012 at an interest rate of 4.875 percent, the proceeds of which were used to pay down outstanding commercial paper.  The notes were sold to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933.

Note 12 - Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	March 31, 2005	December 31, 2004
Foreign currency translation	$51,921	$57,426
Unrecognized gain on derivative, net of tax $2,357	3,686
Minimum pension liability, net of deferred tax benefit of $16,258 and $16,258	(25,752)	(25,752)
Accumulated other comprehensive income (loss)	$29,855	$31,674

In connection with the issue of seven-year, $300 million notes in March 2005, we entered into a forward starting swap on February 3, 2005, in order to lock in an interest rate in advance of the pricing date for the notes.   On March 14, 2005, in conjunction with the pricing of the notes, we terminated the swap and recorded the resulting gain of $6.1 million on the balance sheet as other comprehensive income.  This gain will be amortized over the term of the notes.

Note 13 - Earnings Per Share Computations

	Three Months Ended March 31,
	2005	2004

Income available to common stockholders (numerator)	$32,224,000	$43,027,000
Weighted-average common shares outstanding (denominator)	107,020,050	106,799,101

Basic earnings per share of common stock	$0.30	$0.40

Dilutive effects of stock option and stock awards, including impact of windfall tax benefits	1,391,377	731,503
Weighted-average common shares and common equivalent shares outstanding (denominator)	108,411,427	107,530,604

Diluted earnings per share of common stock	$0.30	$0.40

Certain options outstanding at March 31, 2004 (2,494 shares), were not included in the computation of diluted earnings per share because they would not have had a dilutive effect at that time.